SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No.4

Cyanotech
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐  Rule 13d-(c)
☐  Rule 13d-1(d)
-----------------------
*    The  remainder  of this  cover  page  shall be filled out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be  "filed"  for the  purpose of  Section 18 of the  Securities Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 232437-301

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 207,650
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 207,650
	8.	SHARED DISPOSITIVE POWER 630,769
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,419
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON HC

CUSIP No 232437-301

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in various fiduciary capacities
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware banking corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 207,650
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 207,650
	8.	SHARED DISPOSITIVE POWER 630,769
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,419
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON BK

CUSIP No 232437-301

ITEM 1.	(a)	Name of Issuer: Cyanotech Corporation

	(b)	Address of Issuer's Principal Executive Offices: 73-4460 Queen Kaahumanu Hwy, Suite 102 Kailua-Kona, Hawaii 96740

ITEM 2.	(a)	Names of Persons Filing: Wilmington Trust Corporation and Wilmington Trust Company

	(b)	Address of Principal Business Office or, if None, Residence: 1100 North Market Street Wilmington, DE 19890

	(c)	Citizenship: Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 232437-301

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☑	Bank as defined in Section 3(a)(6) of the Exchange Act. Wilmington Trust Company is a Bank and a direct, wholly-owned subsidiary of Wilmington Trust Corporation.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); Wilmington Trust Corporation is a Parent Holding Company.
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☑	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Wilmington Trust Corporation and Wilmington Trust Company are a group.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned : 838,419

	(b)	Percent of class: 15.5%

	(c)	Number of shares as to which Wilmington Trust Corporation and Wilmington Trust Company have:

		(i)	Sole power to vote or to direct the vote 207,650 shares
		(ii)	Shared power to vote or to direct the vote 0 shares
		(iii)	Sole power to dispose or to direct the disposition of 207,650 shares
		(iv)	Shared power to dispose or to direct the disposition of 630,769 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:                                                                          BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:                                                                      HC
         Wilmington Trust Company:                                                                          BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

 ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION WILMINGTON TRUST COMPANY

Date February 14, 2011	By:	/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President, General Counsel and Secretary

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).